March 27, 2006

Mr. Buddy Young
Chief Financial Officer
Advanced Media Training, Inc.
17377 Ventura Blvd, Suite 208
Encino, California 91316

Re: Advanced Media Training, Inc.
Form 10-KSB and 10-KSB/A for the year ended May 31, 2005
Commission File Number: 000-50333

Dear Mr. Young:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief